FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 04, 2016

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc

Annual General Meeting Statements

04 May 2016

The Royal Bank of Scotland Group plc will hold its Annual General Meeting at 2.00 pm today. The meeting will deal with the proposed resolutions as set out in the Notice previously issued to shareholders. The following is an extract from the remarks to be made by Howard Davies, Chairman, and Ross McEwan, Chief Executive, at the meeting.

Howard Davies - RBS Chairman

I will begin with some remarks on governance and strategy, and will then invite our Chief Executive, Ross McEwan, to talk about the progress the business has made in the last twelve months.

First, I wish to thank my predecessor, Philip Hampton, who stepped down last August after seven years in the chair. He led the Board and the Group through a very difficult period, and we are all grateful to him for the calm and careful way he did so.

In the rest of the Boardroom, after a lot of change in recent years, a period of stability has been helpful. I pay particular tribute to Sandy Crombie, the Senior Independent Director, who has helped me enormously in my induction to RBS, and indeed to the Edinburgh community. As a result, the chairmanship transition has proceeded smoothly.

Turning to strategy, that remains largely unchanged from last year. I can reaffirm the Board's commitment to refocusing the bank on its core retail and commercial franchises in the UK and Ireland. Our overseas presence has been significantly reduced, and is now largely justified by its relevance to our clients in the British Isles. We aim to build a strong and stable bank, with a core tier one capital ratio of at least 13 per cent, and a fair bank that meets customers' needs effectively.

In our results for 2015 I believe that the underlying performance over the year shows the strength - and further potential - of our core businesses, albeit issues like our conduct legacy and restructuring have taken their toll on our bottom line. So while adjusted operating profit for the year totalled £4.4 billion, we recorded a full year attributable loss of nearly £2 billion.

Our First Quarter results released last Friday underscored the strength of those core franchises and future quarters will I believe continue to show not only their value, but continued progress as we move towards our  goals for 2020.

Ross will explain the progress we have made with customer facing franchises, but I would like to draw your attention to some of the major strategic developments during the year.

In October 2015 we completed the sale of Citizens Bank in the United States, at what we believe was a satisfactory price for the shareholders. We wish Citizens Bank every success as an independent entity.

We have made excellent progress too in running down our non-strategic assets during the year. Risk-weighted Assets in Capital Resolution fell from £95 billion to £50 billion during 2015. We have also completed the sale of our subsidiary in Russia, and our Luxembourg-based fund management business. In total, by the end of this restructuring process we will be focused on 13 countries.

We also succeeded in reducing the size and scope of our investment bank, whose past low profitability, in terms of return on equity, was depressing our overall returns. I note that a number of other European banks have concluded that, in very difficult markets, they also need to downsize their investment banking operations. We are pleased that we began that process rather earlier than some others, which helped to dispose of assets at prices which would be difficult to replicate today.

Against that generally positive background it is disappointing to note that the share price, as at last night's close, was 38 per cent lower than at last year's AGM. I am sure all shareholders are well aware of this, but it is important to recognise that during the same period UK bank stocks on average are down 30 per cent, and European bank stocks are also down by an average of 35 per cent. That reflects the fact that current financial conditions are difficult for all banks. When official interest rates are so low net interest margin tends to contract. And investors have been influenced by the view that in a generally softer environment for global GDP, rates seem likely to remain lower for longer.

But while there are broad market reasons for the stock's performance, neither the Board nor management sit back and accept that decline as inevitable. We know that our future lies in our own hands to a large extent, and the prospects for your company and your investment will be heavily influenced by the way we address the challenges we face.

Clearly one of the idiosyncratic features of RBS is the large government shareholding, following the bank's rescue in 2008. On that front there have been two positive developments. The sale of the first tranche of 630 million government owned shares last August was an important way point on the road to recovery. And in March this year our capital position was strong enough to allow us to repay the Dividend Access Share, another return of £1.2 billion to the tax payer.

Further returns of capital depend on our ability to resolve a number of outstanding issues which are particular to RBS.

Although last year the bank resolved a number of litigation and investigation issues, we have others still to address. The most significant of them now is the investigation, by various US regulators, both federal and state, of potential liabilities surrounding the sale of mortgage backed securities. These cases date back to 2007 and before, but we have not yet been able to reach a conclusion. We are keen to resolve these issues, but the timing is not under our control.

There are of course other cases of significance, notably the shareholder action related to the 2008 rights issue, and the Financial Conduct Authority's review of the Global Restructuring Group. I cannot forecast when the former will conclude, while on the latter the FCA have said they plan to publish their conclusions as soon as possible.

There are also two important structural issues to address: the separation of the Williams and Glyn business, and the creation of a ring-fenced bank following the legislation implementing the recommendations of the Independent Commission on Banking.

The European Commission mandated the full separation and divestment of Williams and Glyn by the end of 2017, as one of the conditions of the State Aid we received. As we reported last Thursday this is a very complex process, that involves standing up a full service retail and commercial bank that works seamlessly for around 2 million customers on day one. The closer we get to delivering this, the more clarity we have on the risks and we now see a significant risk that the separation and divestment will not be fully achieved by the end of 2017. That said, we remain committed to our state aid obligation and are exploring alternative means for achieving that.

At the same time, along with other UK banks we must achieve ring-fencing by 1 January 2019. Our planning is well under way, but again it is a complex and costly IT challenge.

When we have completed all the sales of non-core businesses, and restructured the bank on the lines I have set out, around 90 per cent of our income will be generated from clients in the UK. So our fortunes are heavily influenced by the evolution of the UK economy. Recently, we have seen signs of a slowdown in investment and in retail sales. Overall growth continues, but seems likely to be a little slower than was expected last year.

The EU referendum is generating additional uncertainty. We are not one of those financial institutions whose core business depends critically on unfettered access to the EU markets, though our Irish and Western European businesses are significant. But if a vote to leave the EU leads to a slowdown in growth, as the Treasury, Bank of England and most other economic forecasters suggest, that would be an unwelcome headwind for your company. So, as a prudent business we are preparing as best we can for various potential scenarios. However, our primary responsibility is to serve and support our customers, which we will continue to do, whichever way the UK electorate ultimately votes.

I conclude by thanking you, the shareholders, for your patience and support as we continue to rebuild RBS. Our aim is to restore it to a position in which the citizens of Scotland, and the whole of the UK, can take pride in the support it gives to individuals, businesses and the economy in general.

We know there is a lot more work to do before we can say that job is done. But I can assure you that I and the rest of the Board are fully committed to the role we play in overseeing management's delivery of a refocused, profitable and socially responsible bank.

I would now like to invite Ross McEwan to report on the progress being made by individual business within the Group's portfolio.

Ross McEwan - RBS CEO

At last year's AGM I told you that in 2015 we were going to go further, faster with the implementation of Phase 2 of our strategy. That is exactly what we have done. As the Chairman alluded to, this inevitably produced a set of results for the year that were not as good as we would have liked, but the outcome is a stronger, simpler and more resilient bank.

We have continued to make strides in the right direction, moving from a global bank to one that is substantially focused on retail and commercial customers in the UK and Ireland.

As the Chairman has noted we have exited businesses that don't fit with our strategy, notably the sale of Citizens and of our international private business which is now complete. We have also exited some significant loan books, including the North American and Asia-Pacific portfolios. We are reshaping our geographic footprint to refocus on UK and Western European businesses. That is not a simple task, exiting countries is a complex process. We also completed the targeted rundown of assets within RBS Capital Resolution one year ahead of schedule. Accelerating our work on restructuring and reshaping this bank translated into a significant reduction in the risk we carry on the balance sheet; funded assets were down 21% in 2015 and RWAs down by 32% - improving our core capital ratios.

This reshaping of our balance sheet has underpinned our confidence to invest in our core customer franchises to achieve good growth through better meeting the needs of our customers. Improving customer satisfaction is a key element of our strategy. Last year we met the targets that we set for improving customer satisfaction in 6 out of 9 categories. We also recorded the highest scores we have ever seen for NatWest Personal and RBS Business Banking.

In our Personal and Business Banking business, which contributed 45% of our income last year, we have continued to deepen our relationship with our customers. We have removed incentives for front line staff and ended teaser rates. This may cost us some business in the short term; but it was the right thing for our customers and it will serve us well in the longer term.

I want our products to be built around the needs of our customers - products like our new Reward current account. 'Reward', enables customers to receive 3% cashback on household bills for a monthly account fee of £3 - it's a simple product, and it gets us closer to our customers by offering them straightforward value. As we get better at meeting the needs of our customers we have seen our strongest growth in mortgages since 2009. This reflects our concerted investment in this area with a 21% increase in mortgage advisors resulting in our mortgage lending increasing by 10% last year, or £9.3 billion. Again this shows how we are using the strength of our balance sheet to serve our customers and meet their aspirations.

Commercial & Private Banking contributed 33% of income last year. Its mission is to be known as the No.1 supporter of business through our commitment to supporting business ambition and growth in the UK. We are the largest lender to SMEs, with 1 in 4 choosing to bank with us and it achieved net new lending of £1.4 billion. This is evidence of the success of our relationship banking model, designed to support our customers through the cycle, and of the investment we are making in our people - 3500 of our commercial bankers going through a new Lending Skills Programme. We want our customers to know that we are there for them when they need finance for their businesses, so last year the Commercial Bank issued 12,500 'statement of appetite' letters to our customers, offering up to £8 billion of new borrowing facilities

We have also developed a number of initiatives and packages of support for entrepreneurs and businesses: we have delivered an incubator spin-out service for tech businesses born out of the cutting edge work UK universities are doing, as well as new products such as an R&D tax credit bridge-over loan. Alongside this we are embedding and growing our partnership with Entrepreneurial Spark, the world's largest free business accelerator. By the end of this year we will have 12 hubs across the country supporting fledgling businesses. Our HQ here in Edinburgh has been refurbished and we recently launched our hatchery right here to support hundreds of entrepreneurs with free business advice, facilities, and access to the bank's networks and suppliers.

Across the sector investment banks have had a tough time recently. Whilst our Corporate & Institutional Bank has underperformed it is undergoing a multi-year transformation. And it was always going to be the case that income would reduce more quickly than we could reduce costs. The market volatility we experienced at the start of this year supports my conviction that we were exactly right to move quicker than our peers to reduce our product set, reduce locations and reduce our client base. Three years ago, an external environment, like we have had last quarter would have had a much bigger impact on our overall results.

In 2014, and again in 2015, we set out five priorities for the year - and then delivered against them. The ambition is exactly the same this year across the five areas:

1. Strength and sustainability: maintain bank Common Equity Tier 1 capital ratio of at least 13%.

2. Customer experience: narrow the gap to No.1 for Net Promoter Score in every primary UK brand.

3. Simplifying the bank: reduce operating expenses by another £800 million.

4. Supporting growth: net 4% growth in PBB and CPB customer loans.

5. Employee engagement: raise employee engagement to within two points of the Global Financial Services norm.

We have made good progress against them so far this year. Delivering against these goals will help move the bank forward. Underpinning this activity is a concerted effort to make even more of our strong customer brands like NatWest in England & Wales, the Royal Bank of Scotland, Ulster Bank and Coutts. Over the course of this year you will begin to see new brand positions being unveiled that will support our journey to being number one for trust, service and advocacy by 2020.

However, in an environment where interest rates look set to stay lower for longer and where the macroeconomic outlook remains uncertain, we need to adapt. There are a number of issues that are not within our control, but one thing that definitely is within our control is our cost base. This year we will take at least another £800 million out of the cost base. A cost to income ratio of 72%, as it was for 2015, is simply too high. My intention is to get the cost base properly aligned to the bank we are becoming, not the global bank we once were. And we are making real progress in becoming simpler. Over the last two years we have closed one in three of our registered companies; approaching one in four of our London properties; and one in five of the products we had on sale.

So in conclusion, in each area of our strategy we are delivering - capital is strong, costs are down, we are supporting more business than any other bank in the UK and we are challenging industry practice and developing products like our Reward account that deepen the relationship we have with our customers. This is exactly what RBS should be doing.

In 2017 we will move into phase 3 of our plan with strong market positions, a concerted focus on our great customer brands. This focus will be designed to drive our operating performance so we can target attractive, balanced and sustainable financial returns - a 12%+ return on tangible equity. And the heaviest restructuring will be behind us by the end of 2016. That said, as Howard made clear significant challenges still lie ahead. The day when I don't have to give that qualification will be very welcome!

I am always grateful for the opportunity to share with you my perspective on where we are with the implementation of our strategy.

Thank you.

Important Information
Certain sections in this presentation contain 'forward-looking statements' as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'believe', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions.

In particular, this presentation includes forward-looking statements relating, but not limited to: The Royal Bank of Scotland Group's (RBS) restructuring which includes the separation and divestment of Williams & Glyn, the proposed restructuring of RBS's CIB business, the implementation of the UK ring-fencing regime, the implementation of a major development program to update RBS's IT infrastructure and the continuation of its balance sheet reduction programme, as well as capital and strategic plans, divestments, capitalisation, portfolios, net interest margin, capital and leverage ratios and requirements liquidity, risk-weighted assets (RWAs), RWA equivalents (RWAe), Pillar 2A, return on equity (ROE), profitability, cost:income ratios, loan:deposit ratios, AT1 and other funding plans, funding and credit risk profile; litigation, government and regulatory investigations RBS's future financial performance; the level and extent of future impairments and write-downs; including with respect to Goodwill; future pension contributions and RBS's exposure to political risks, operational risk, conduct risk and credit rating risk and to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates, targets and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain market risk disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could adversely affect our results and the accuracy of forward-looking statements in this presentation include the risk factors and other uncertainties discussed in the Annual Report and Accounts 2015.  These include the significant risks for RBS presented by the outcomes of the legal, regulatory and governmental actions and investigations that RBS is subject to (including active civil and criminal investigations) and any resulting material adverse effect on RBS of unfavourable outcomes (including where resolved by settlement); the uncertainty relating to the referendum on the UK's membership of the European Union and the consequences of it; the separation and divestment of Williams & Glyn; RBS's ability to successfully implement the various initiatives that are comprised in its restructuring plan, particularly the proposed restructuring of its CIB business and the balance sheet reduction programme as well as the significant restructuring required to be undertaken by RBS in order to implement the UK ring fencing regime; the significant changes, complexity and costs relating to the implementation of its restructuring, the separation and divestment of Williams & Glyn and the UK ring-fencing regime; whether RBS will emerge from its restructuring and the UK ring-fencing regime as a viable, competitive, customer focused and profitable bank; RBS's ability to achieve its capital and leverage requirements or targets which will depend on RBS's success in reducing the size of its business and future profitability; ineffective management of capital or changes to regulatory requirements relating to capital adequacy and liquidity or failure to pass mandatory stress tests; the ability to access sufficient sources of capital, liquidity and funding when required; changes in the credit ratings of RBS or the UK government; declining revenues resulting from lower customer retention and revenue generation in light of RBS's strategic refocus on the UK the impact of global economic and financial market conditions (including low or negative interest rates) as well as increasing competition. In addition, there are other risks and uncertainties. These include operational risks that are inherent to RBS's business and will increase as a result of RBS's significant restructuring; the potential negative impact on RBS's business of actual or perceived global economic and financial market conditions and other global risks; the impact of unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices; basis, volatility and correlation risks; heightened regulatory and governmental scrutiny and the increasingly regulated environment in which RBS operates; the risk of failure to realise the benefit of RBS's substantial investments in its information technology and systems, the risk of failing to preventing a failure of RBS's IT systems or to protect itself and its customers against cyber threats, reputational risks; risks relating to the failure to embed and maintain a robust conduct and risk culture across the organisation or if its risk management framework is ineffective; risks relating to increased pension liabilities and the impact of pension risk on RBS's capital position; increased competitive pressures resulting from new incumbents and disruptive technologies; RBS's ability to attract and retain qualified personnel; HM Treasury exercising influence over the operations of RBS; limitations on, or additional requirements imposed on, RBS's activities as a result of HM Treasury's investment in RBS; the extent of future write-downs and impairment charges caused by depressed asset valuations; deteriorations in borrower and counterparty credit quality; the value and effectiveness of any credit protection purchased by RBS; risks relating to the reliance on valuation, capital and stress test models and any inaccuracies resulting therefrom or failure to accurately reflect changes in the micro and macroeconomic environment in which RBS operates, risks relating to changes in applicable accounting policies or rules which may impact the preparation of RBS's financial statements; the impact of the recovery and resolution framework and other prudential rules to which RBS is subject the recoverability of deferred tax assets by the Group; and the success of RBS in managing the risks involved in the foregoing.

The forward-looking statements contained in this presentation speak only as at the date hereof, and RBS does not assume or undertake any obligation or responsibility to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this presentation do not constitute a public offer under any applicable legislation or an offer to sell or solicit of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 04 May 2016

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary